Mail Stop 6010

November 16, 2006

Dr. Hun-Chi Lin
President
Grant Life Sciences, Inc.
3550 Wilshire Blvd., Suite 1700
Los Angeles, CA 90010

Re: Grant Life Sciences, Inc.
Registration Statement on Form SB-2
Response Furnished on November 9, 2006
File Number 333-137774

Dear Dr. Lin:

We have reviewed your response letter dated November 9, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

1. We note your response to comment 1. However, given the nature and size of the transaction, we are unable to agree with your analysis that the transaction being registered is appropriately characterized as a transaction that is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i) with respect to the shares being offering by AJW Offshore, Ltd., AJW Qualified Partners LLC, AJW Partners LLC and New Millennium Capital Partners II, LLC. Please remove these entities from your Form SB-2. Additionally with respect to those entities, please note that because the offering of the common stock may not be done on a delayed or continuous basis under Rule 415(a)(1)(x), you may not file a resale registration statement before the time that AJW Offshore, Ltd., AJW Qualified Partners LLC, AJW Partners LLC and New Millennium Capital Partners II, LLC, as selling shareholders convert or exercise the outstanding securities and acquire the common stock. At that time, you may register the transaction

1

on the form on which you are eligible to register the transaction as a primary offering; identify the investors identified as selling shareholders and underwriters in the registration statement and include the price at which the underwriters will sell the securities.

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You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Song Brandon at (202) 551-3621 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Gregory Sichenzia, Esq.
       Yoel Goldfeder, Esq.
       Sichenzia Ross Friedman Ference LLP
       1065 Avenue of the Americas, 21st Floor
       New York, NY 10018